EXHIBIT (13)(d)

Fee Waiver Agreement
To:       Board of Trustees of Saturna Investment Trust
From:   Saturna Capital Corporation
Date:    January 15, 2026

Saturna Capital Corporation (the “Adviser”) will continue to subsidize certain Funds of Saturna Investment Trust by waiving Saturna’s management fee through the date listed below with respect to the Saturna Global Sustainable Bond Fund:
Fund	Management Fee	Limitation Period
Saturna Global Sustainable Bond Fund*	0.55% 0.50%*	03/31/2026 03/30/2028*
* If the reorganization of the Bond Income Fund and/or the Short-Term Bond Fund into the Global Sustainable Bond Fund is approved, the Adviser has undertaken to waive its Management Fee to ensure that the Management Fee of the Global Sustainable Bond Fund is 0.50%, through March 31, 2028, after which time it will be reviewed annually by the Board and can be terminated only with Board approval.
The undertakings described above may be canceled with respect to any of these Funds only with the consent of the Board of Trustees or the termination of the management contract of any such Fund with the Adviser.
SATURNA INVESTMENT TRUST	SATURNA CAPITAL CORPORATION
By: /s/ Jane K. Carten Name: Jane K. Carten Title: President	By: /s/ Jane K. Carten Name: Jane K. Carten Title: President and Chief Executive Officer